Lightscape Technologies Inc.

3/F., 80 Gloucester Road

Wanchai, Hong Kong

August 12, 2008

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

USA

Attention: Dennis C. Hult

Dear Sir:

Re: Lightscape Technologies Inc. Form 8-K July 25, 2008 Filed July 31, 2008 File No. 000-30299

                         Thank you for your letter of August 5, 2008 with respect to the following filings filed by Lightscape Technologies Inc. (the “Company”):

1.	Item 4.01 of Form 8-K dated July 25, 2008 and filed on July 31, 2008.

Our response is numbered in a manner that corresponds with your comment as set out in your letter of August 5, 2008.

Form 8-K dated July 25, 2008

Item 4.01

1.                      We note your recently engaged auditor, MSPC Certified Public Accountants and Advisors, P.C., is not listed among the Public Company Accounting Oversight Board’s (PCAOB) list of registered accounting firms. Please tell us the name this firm is registered under with the PCAOB. If the firm has changed its name, please ascertain whether notification of the change has been provided to the PCAOB. To the extent that the firm may use more than one name, we would suggest that you clearly indicate in any filing which will contain an audit report from this firm the name of the firm that is registered with the PCAOB directly below the auditor’s signature on the auditor’s report.

Our recently engaged auditor, MSPC Certified Public Accountants and Advisors, P.C., is registered with the PCAOB under the name Moore Stephens, P.C. of Cranford, NJ. Our auditor recently completed a change of its name from Moore Stephens, P.C. to MSPC Certified Public Accountants and Advisors, P.C. Our company has ascertained that our auditor has provided notification of the name change to the PCAOB.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have with respect to our response.

Yours truly,

Per: /s/ Bondy Tan

Name: Bondy Tan

Title: President and Chief Executive Officer,

Lightscape Technologies Inc.